UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2003

                  GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
                            (SOUTHEAST AIRPORT GROUP)
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

                                     Mexico
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)


                  Blvd. Manuel Avila Camacho, No. 40, 6th Floor
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
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                    (Address of principal executive offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  x        Form 40-F
                   ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes        No  x
             ----      ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts:                                              Breakstone & Ruth

ASUR                              ASUR                  Kay Breakstone
Lic. Adolfo Castro     ------------------------------   Luca Biondolillo
(52) 55-5284-0408        AEROPUERTOS DEL SURESTE        (646) 536-7012
acastro@asur.com.mx                             Lbiondolillo@breakstoneruth.com



ASUR Announces Total Passenger Traffic up 1.5% Year over Year

Mexico City, April 7, 2003, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE:
ASR; BMV: ASUR) ASUR today announced that total passenger traffic for the month of March 2003 increased by 1.5 percent from the comparable period last year.

Due to the current situation following the events of September 11, 2001 in the U.S. and the start of the armed conflict in the Middle East, ASUR's management is making an extraordinary effort to publish passenger traffic figures for the company's airports on a monthly basis to keep investors well informed. Once the situation has normalized, ASUR management expects to return to normal quarterly reporting procedures.

All figures in this announcement reflect comparisons between the 35-day period from February 26 through April 1, 2003, and the equivalent 35-day period last year from February 27 through April 2, 2002. Transit and general aviation passengers are excluded.


-------------------------------------------------------------------
Airport             March 2002         March 2003          % Change
-------------------------------------------------------------------
Cancun               947,716            954,223                0.7

Cozumel               57,840             59,723                3.3

Huatulco              32,882             25,751             (21.7)

Merida                84,885             82,830              (2.4)

Minatitlan            11,207             13,582               21.2

Oaxaca                44,896             46,587                3.8

Tapachula             17,371             17,434                0.4

Veracruz              42,502             50,908               19.8

Villahermosa          45,909             53,556               16.7
-------------------------------------------------------------------
ASUR Total         1,285,208          1,304,594                1.5
-------------------------------------------------------------------


                                    - More -

By week, ASUR's total passenger traffic from February 26 through April 1, 2003 varied year-over-year as follows:

o Increased by 10.8 percent for the seven-day period from February 26 through March 4;
o Increased by 6.0 percent for the seven-day period from March 5 through 11;
o Increased by 6.2 percent for the seven-day period from March 12 through 18;
o Decreased by 0.3 percent for the seven-day period from March 19 through 25 and
o Decreased by 12.9 percent for the seven-day period from March 26 through April 1.

--------------------------------------------------------------------------------
Airport                      % Change February 26 thru April 1, 2003,
                                vs. February 27 thru April 2, 2002
                  February 26     March     March       March     March 26
                   to March 4    5 to 11   12 to 18   19 to 25   to April 1
                    7 Days        7 Days    7 Days     7 Days     7 Days
--------------------------------------------------------------------------------
Cancun               10.2          6.0       7.5        (0.4)     (16.4)

Cozumel              12.8          9.3       6.9          6.2     (16.2)

Huatulco           (15.3)       (16.7)    (25.2)       (13.9)     (34.6)

Merida               13.1        (1.2)     (4.3)        (8.8)      (8.6)

Minatitlan           15.7          7.8      42.4          7.6       33.3

Oaxaca               14.0          2.4       0.8        (2.0)        5.0

Tapachula            12.3          6.8      10.8       (14.9)      (9.9)

Veracruz             24.2         24.3      11.1         14.5       26.1

Villahermosa         14.6         13.2      10.4         16.4       30.6

--------------------------------------------------------------------------------
ASUR Total           10.8          6.0       6.2        (0.3)     (12.9)
--------------------------------------------------------------------------------

It is important to mention that Holy Week vacations during 2002 took place from March 25 through 29, while Holy Week vacations in 2003 will take place during April. ASUR management therefore does not yet have sufficient passenger data in order to conclude whether the decrease in traffic during the last two weeks of March is primarily due to the abovementioned variation in holiday schedules, the start of the new war in Iraq, or a combination of factors.


About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

                                    - ENDS -


BLVD. AVILA CAMACHO NO. 40, 6 PISO COL. LOMAS DE CHAPULTEPEC, C.P. 11000 MEXICO, D.F. TEL. + (52) 52 84 04 58 FAX + (52) 52 84 04 67

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Grupo Aeroportuario del Sureste, S.A. de C.V.

                                   By:  /s/ ADOLFO CASTRO RIVAS
                                        -----------------------
                                            Adolfo Castro Rivas
                                            Director of Finance

Date: April 8, 2003